SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

RIBAPHARM INC.

(Name of Subject Company)

RIBAPHARM INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

Common Stock: 762537108

(CUSIP Number of Class of Securities)

Daniel J. Paracka

Chairman of the Board

Ribapharm Inc.

3300 Hyland Avenue

Costa Mesa, California 92626

(714) 427-6236

With Copies to:

Elizabeth A. Brower, Esq.

Paul, Hastings, Janofsky & Walker LLP

1055 Washington Boulevard

Stamford, Connecticut 06901

(203) 961-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.  ☐

This Amendment No. 6 amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2003 and as subsequently amended (the “Schedule 14D-9”) by Ribapharm Inc., a Delaware corporation (“Ribapharm” or the “Company”), relating to the tender offer by Rx Acquisition Corporation, a Delaware corporation (“Purchaser”), and a wholly-owned subsidiary of ICN Pharmaceuticals, Inc., a Delaware corporation (“ICN”), to purchase all of the outstanding shares of Ribapharm’s common stock, par value $.01 per share, which are not currently owned by ICN and its subsidiaries (the “Publicly Held Shares”), at a purchase price of $5.60 per share (the “Offer Price”), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated June 10, 2003 (the “Offer to Purchase”), and in the related Letter of Transmittal (which together with the Offer to Purchase and any amendments or supplements thereto collectively constitute the “Offer”). The Offer is disclosed on a Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the SEC on June 10, 2003 by ICN and as subsequently amended (the “Schedule TO”). Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 14D-9.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION

The subsection entitled “Background of the Transaction” of Item 4 is hereby amended and supplemented by adding the following paragraphs at the end thereof:

On July 7, 2003, Ribapharm sent a letter to its stockholders with respect to the Rights Plan, together with a summary of the principal features of the Rights Plan. Copies of the letter and the summary are attached as exhibits hereto and are incorporated by reference herein.

On July 8, 2003, representatives of Morgan Stanley met in San Francisco with representatives of Goldman Sachs to discuss the assumptions and projections underlying their respective valuations of the Company. Subsequently, on July 9, 2003, a representative of Morgan Stanley was contacted by a representative of Goldman Sachs who expressed an interest in meeting to further discuss the Offer and said that he was instructed by ICN to determine, by the end of the week, whether further negotiations would be fruitful.

On July 10, 2003, the Ribapharm Board (except Dr. Smith) met telephonically with representatives of Paul Hastings, Young Conaway and Morgan Stanley, and for a portion of the meeting, with members of Ribapharm’s executive management, to consider further developments regarding the Offer, including the request of Goldman Sachs to meet with Morgan Stanley to discuss the Offer and to determine, by the end of the week, whether further negotiations would be fruitful. The Board further discussed Morgan Stanley’s financial analysis and assumptions and projections underlying such analysis, including the various valuation analyses, and instructed representatives of Morgan Stanley to negotiate with representatives of Goldman Sachs with respect to the Offer Price, within the range agreed to by the Board, with ongoing input from the Project Diamond Committee, subject to final approval by the full Board.

On July 11, 2003, representatives of Morgan Stanley met with representatives of Goldman Sachs in Los Angeles with the objective of negotiating the terms of the Offer. Also on July 11, 2003, a telephonic meeting of the Project Diamond Committee was held, attended by representatives of Paul Hastings, Young Conaway and Morgan Stanley, during which the Project Diamond Committee received an update regarding the status of Morgan Stanley’s negotiations with Goldman Sachs with respect to the Offer Price and discussed the alternatives available to the Board in proceeding with negotiations with ICN.

On July 14, 2003, the U.S. District Court for the Central District of California granted the defendant generic manufacturers their motion for summary judgment of non-infringement of the asserted patents in the patent infringement suit involving ribavirin brought by ICN and the Company.

On July 15, 2003, the Ribapharm Board (except Dr. Smith and Mr. Costa) met telephonically with members of Ribapharm’s executive management and representatives of Paul Hastings, Young Conaway and Morgan Stanley, at which time the Board was advised of the July 14 summary judgment order and received an update concerning the Company’s results of operations.

On July 16, 2003, the Company and ICN jointly filed a citizens’ petition with the FDA requesting that the FDA refrain from approving an abbreviated new drug application for a ribavirin product with labeling that omits information about the product’s use in combination with PEG-Intron®, as would occur for the products manufactured by the generic manufacturers.

On July 17, 2003, a representative of Morgan Stanley spoke with a representative of Goldman Sachs to discuss the status of the Offer. The Ribapharm Board (except Dr. Smith) met telephonically with representatives of Paul Hastings, Young Conaway and Morgan Stanley, and for a portion of the meeting, representatives of Innisfree, Dr. Smith and members of Ribapharm’s executive management, to discuss further the Offer, the impact on the Company of the recent court decision granting defendant generic manufacturers their motion for summary judgment of non-infringement of the ribavirin patents and the Company’s recent results of operations. Representatives of Morgan Stanley also reviewed for the Board certain aspects of their analysis in light of recent developments.

On July 20, 2002, the Ribapharm Board met telephonically with representatives of Paul Hastings, Young Conaway and Morgan Stanley, and for a portion of the meeting, representatives of Innisfree, Dr. Smith, members of Ribapharm’s executive management and other outside advisors. The Ribapharm Board received a report regarding various patent issues for both ribavirin and Viramidine™ and the strength of the Company’s Viramidine™ patents. At this meeting, Morgan Stanley reviewed its updated financial analysis and delivered its opinion that, as of July 20, 2003, and subject to and based on the assumptions and considerations set forth in the opinion, the $5.60 per share, net to each seller in cash to be received by the holders of Shares, other than ICN and its affiliates, pursuant to the Offer was inadequate from a financial point of view to such holders. After a full discussion, including consultation with its financial and legal advisors, the Ribapharm Board reaffirmed that the Offer was inadequate and not in the best interests of Ribapharm’s Public Stockholders, and recommended that Ribapharm’s Public Stockholders reject the Offer and not tender any Shares pursuant to the Offer. The Ribapharm Board also considered whether it was appropriate to take action that would exempt the acquisition by ICN of 89.9% or more of the Company’s Common Stock pursuant to the Offer from operation of the Rights Plan and determined that it was not appropriate to do so at this time. The Board authorized the issuance of a press release and the filing of an amendment to Schedule 14D-9 with the SEC reaffirming its initial recommendation that Ribapharm’s Public Stockholders reject the Offer.

The subsection entitled “Reasons for the Recommendation” of Item 4 is hereby amended and supplemented by adding the following at the end thereof:

On July 20, 2003, the Ribapharm Board (excluding Dr. Smith) considered the following factors in its reaffirmation that the Offer remains inadequate and not in the best interests of the Company’s Public Stockholders:

Generics Litigation.    The Ribapharm Board considered the memorandum of decision and order issued by the U.S. District Court for the Central District of California on July 14, 2003 that granted three defendant generic manufacturers their motion for summary judgment of non-infringement of the asserted patents in the patent infringement suit brought by ICN and the Company, including the impact of this decision on the potential timing of the entry of generics into the market for ribavirin and on the Company’s results of operations.

Product Pipeline.    The Ribapharm Board considered the views of the Company’s advisors regarding the strength of the Viramidine™ patents, and the fact that a September 3, 2003 meeting has been scheduled with the FDA to discuss preliminary Phase II data showing that Viramidine™ may have the potential for equivalent efficacy and significantly improved safety when compared to ribavirin, and to discuss the potential of early commencement of Phase III clinical trials in the U.S. and Europe as well as the design of these clinical trials.

Inadequacy Opinion and Financial Analysis of Morgan Stanley.    The Ribapharm Board considered the oral and written opinion of Morgan Stanley delivered on July 20, 2003 (the “July 20 Opinion”), to the effect that, as of such date, the Offer Price was inadequate, from a financial point of view, to the Public Stockholders. The full text of such July 20 Opinion, which sets forth the assumptions made and the matters considered and limitations set forth by Morgan Stanley, is included as Annex C hereto. The financial analysis of Morgan Stanley is described in more detail below under “Analysis of Financial Advisor.”

Analysis of Financial Advisor

The Ribapharm Board retained Morgan Stanley, prior to the announcement by ICN of its intention to make a tender, and pursuant to an engagement letter dated May 30, 2003, to act as its financial advisor in connection with various strategic alternatives being considered by Ribapharm, as more fully described in Item 5, “Persons/Assets, Retained, Employed, Compensated or Used.” The Ribapharm Board selected Morgan Stanley based upon Morgan Stanley’s qualifications, expertise and reputation. In connection with its engagement, Morgan Stanley has provided the Ribapharm Board advice and assistance with respect to the Offer. Morgan Stanley has delivered its oral opinion, subsequently confirmed in writing to the Ribapharm Board, that as of July 20, 2003, and subject to and based upon the considerations in its written opinion, the consideration to be received by the holders of shares of the Ribapharm Common Stock, other than ICN or its affiliates, pursuant to the Offer was inadequate from a financial point of view to those holders.

The full text of the written opinion of Morgan Stanley, dated as of July 20, 2003, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken by Morgan Stanley in rendering its opinion is attached as Annex C to this Schedule 14D-9. Stockholders are urged to read this opinion carefully and in its entirety. Morgan Stanley provided its opinion for the information and assistance of the Ribapharm Board in connection with its consideration of the Offer as of the date of its opinion. Nothing contained within the Morgan Stanley opinion shall constitute a recommendation by Morgan Stanley to any Ribapharm stockholder as to how any stockholder should act in connection with the Offer or any other offer. This summary is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

(i)	reviewed certain publicly available financial statements and other information of the Company and ICN;

(ii)	reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

(iii)	reviewed certain financial projections prepared by the management of the Company, and discussed such projections with senior executives of and certain consultants to the Company, and the Ribapharm Board;

(iv)	discussed the past and current operations and financial condition and the prospects of the Company including, among other things, certain regulatory and litigation issues, with senior executives of the Company and the Ribapharm Board;

(v)	reviewed the pro forma impact of the Offer on ICN’s earnings per share;

(vi)	reviewed the reported prices and trading activity for the Ribapharm Common Stock, and the reported prices and trading activity for the common stock, par value $.01 per share, of ICN;

(vii)	compared the financial performance of the Company and ICN and the Ribapharm Common Stock and ICN common stock with that of certain other comparable publicly-traded companies and their securities;

(viii)	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition and minority squeeze-out transactions;

(ix)	performed a discounted cash flow analysis on the Company based on financial projections of the Company;

(x)	participated in discussions with the senior management of Ribapharm, the senior management of ICN and ICN’s financial advisors;

(xi)	reviewed the Offer to Purchase, the Schedule TO, and the Solicitation/Recommendation Statement on Schedule 14D-9 and certain related documents, each as amended as of July 20, 2003, and the draft Amendment No. 6 to the Solicitation/Recommendation Statement on Schedule 14D-9 dated July 20, 2003; and

(xii)	performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to it by or on behalf of the Company for the purposes of its opinion. With respect to the financial projections, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. Morgan Stanley also relied upon, without independent verification, the assessment of the management of the Company of the Company’s technologies, products and intellectual property and the validity of, and risks associated with, the Company’s existing and future technologies, products and intellectual property, including the timing and scope of any associated risks or benefits. Morgan Stanley did not make any independent valuation or appraisal of the assets, liabilities, technologies or intellectual property of the Company, nor was it furnished with any such appraisals. In addition, Morgan Stanley is not a regulatory or legal expert and instead relied on the assessment of regulatory and legal advisors to the Company in connection with such issues. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, July 20, 2003. Events occurring after such date could materially affect Morgan Stanley’s opinion. Morgan Stanley has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after such date.

Furthermore, Morgan Stanley’s opinion does not address the relative merits of the Offer as compared to any alternative business transactions, or other alternatives, whether or not such alternatives could be achieved. Further, in arriving at its opinion, Morgan Stanley has not been authorized to solicit, and did not solicit, interest from any other party with respect to any alternative business transactions or other alternatives involving the Company.

The following is a summary of the financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion, dated July 20, 2003. Some of these summaries of financial analyses include information in tabular format. In order to understand fully the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Historical Share Price Performance

Morgan Stanley reviewed the price performance and trading volumes of the Ribapharm Common Stock from April 12, 2002 through May 30, 2003, the last trading day prior to the day of the public announcement of ICN’s intention to commence the Offer. On April 12, 2002, ICN completed an initial public offering of 19.9% of Ribapharm Common Stock at a price of $10.00 per share. Morgan Stanley noted that the low and high closing prices per share of Ribapharm Common Stock during the period measured were $3.10 and $11.80, respectively. Morgan Stanley also noted that the thirty-day and sixty-day average closing stock prices per share of Ribapharm Common Stock prior to announcement of the Offer were $4.49 and $4.52, respectively. Morgan Stanley further noted that the closing stock price on May 30, 2003, one day prior to the announcement of the Offer was $5.08.

Morgan Stanley also examined the price performance and trading volumes of Ribapharm’s Common Stock from June 2, 2003 to July 17, 2003. Morgan Stanley noted that the closing price of Ribapharm’s Common Stock as of June 2, 2003, the day the Offer was announced was $6.22 and that the closing price as of July 17, 2003 was $5.55.

Financial Projections

The financial projections utilized in the Morgan Stanley analysis were provided by senior executives of the Company and discussed extensively with the Ribapharm Board and certain consultants of the Company. Three specific cases (described below) were constructed to reflect different assumptions regarding the timing and impact of generic competition for ribavirin, and the timing, development cost, market share and financial impact of Viramidine™ and Hepavir B™. Morgan Stanley utilized the publicly-available equity research report published by Morgan Stanley dated November 15, 2002, regarding the size of the Hepatitis C market in the United States, Western Europe and Japan and the projected growth of such markets from 2003 through 2012.

Ribapharm Base Case (“Ribapharm Base Case”): The Ribapharm Base Case assumed the entry of generic ribavirin into the United States market in the fourth quarter of 2003, with the generic form of ribavirin capturing 80% market share of actively treated patients infected with Hepatitis C immediately upon its entry into the market. The Ribapharm Base Case assumed that Rebetol® and Copegus™ maintain their proportionate market share of the remaining 20% of patients actively treated with Hepatitis C. The Ribapharm Base Case further assumed that the ribavirin royalty stream is protected from the entry of generic forms of ribavirin in Western Europe and Japan until 2009 and 2010, respectively. The Ribapharm Base Case assumed the successful commercialization of Viramidine™ and Hepavir B™ in 2007 and 2008, respectively, with the Company required to conduct two Phase III trials prior to commercial launch of both products. In addition, the Ribapharm Base Case assumed that Ribapharm commercializes both Viramidine™ and Hepavir B™ without a commercial partner. The Ribapharm Base Case assumed Viramidine™ has a greater safety and slightly less efficacious profile than ribavirin, resulting in immediate market share of 20% of actively treated patients infected with Hepatitis C upon its entry into the market and growing to 40% market share over a five-year period. The Ribapharm Base Case assumed Hepavir B’s™ market share of the Hepatitis B market was 7% in 2008, growing to 21% over a five-year period.

The results of the Ribapharm Base Case were as summarized below:

Projected Revenues	2003E	2004E	2005E	2006E	2007E	2008E
	($ in millions)
Ribavirin	202.7	120.4	137.9	145.0	132.9	142.9
Viramidine™	—	—	—	—	325.5	475.0
Hepavir B™	—	—	—	—	—	69.1

Total Revenues	202.7	120.4	137.9	145.0	458.4	687.0

Ribapharm Upside Case (“Ribapharm Upside Case”): The Ribapharm Upside Case assumed the same timing for the entry of generic ribavirin in the United States, Western Europe and Japan as the Ribapharm Base Case. The Ribapharm Upside Case assumed the successful commercialization of Viramidine™ in 2006 with both a greater safety and greater efficacy profile than ribavirin, resulting in 40% market share of actively treated patients infected with Hepatitis C immediately upon its entry into the market and growing to 60% market share over a five-year period. The Ribapharm Upside Case also assumed that the Company only needs to complete one Phase III study in order to achieve a successful commercialization for both Viramidine™ and Hepavir B™ due to the safety profile of each product. In addition, the Ribapharm Upside Case assumed that Ribapharm commercializes both Viramidine™ and Hepavir B™ without a commercial partner.

The results of the Ribapharm Upside Case were as summarized below:

Projected Revenues	2003E	2004E	2005E	2006E	2007E	2008E
	($ in millions)
Ribavirin	202.7	120.4	137.9	100.0	100.7	90.2
Viramidine™	—	—	—	563.3	732.4	1,042.9
Hepavir B™	—	—	—	—	—	69.1

Total Revenues	202.7	120.4	137.9	663.3	833.1	1,202.3

Ribapharm Downside Case (“Ribapharm Downside Case”): The Ribapharm Downside Case assumed the same timing for the entry of generic ribavirin in the United States, Western Europe and Japan as the Ribapharm Base Case. The Ribapharm Downside Case assumed that the Company fails to receive FDA approval for both Viramidine™ and Hepavir B™, resulting in no commercialization of the products. The Ribapharm Downside Case assumes that the Company incurs 75% of total projected Phase III research and development costs to conduct two Phase III studies prior to the failure of both products.

The results of the Ribapharm Downside Case were as summarized below:

Projected Revenues	2003E	2004E	2005E	2006E	2007E	2008E
	($ in millions)
Ribavirin	202.7	120.4	137.9	145.0	158.7	183.0
Viramidine™	—	—	—	—	—	—
Hepavir B™	—	—	—	—	—	—

Total Revenues	202.7	120.4	137.9	145.0	158.7	183.0

Discounted Cash Flow: Sum-of-the-Parts Valuation Analysis

Morgan Stanley performed a discounted cash flow valuation analysis for the three Ribapharm products currently marketed or in clinical trials (“sum-of-the-parts analysis”) based on the Ribapharm Base Case. This analysis values each of the projected ribavirin royalty stream, projected cash flows for Viramidine™, and projected cash flows for Hepavir B™ on a standalone basis, from 2003 to 2016. The costs of goods sold, research and development and selling, general and administrative expenses were estimated by Ribapharm management, and reviewed with the Ribapharm Board and certain consultants. Projected net income for Ribapharm in the Ribapharm Base Case, based on these assumptions was as follows:

Sum-of-the-Parts Net Income

	2003E	2004E	2005E	2006E	2007E	2008E
	($ in millions)
Net Income—Base Case	107.7	39.5	48.0	15.9	238.2	344.6

Morgan Stanley assumed probabilities of success for Viramidine™ and Hepavir B™ to move from clinical development to successful commercialization, and in each case multiplied the probability of success of a particular drug by its projected after-tax cash flows. These probability of success assumptions were based on a study of historical data for a broad range of new drug developments. Morgan Stanley assumed a range of probabilities of success for Viramidine™ ranging from 30.2% to 45.0% in order to reflect Viramidine’s™ Phase II stage of development, pro-drug composition, early indications of 12-week Phase II trial results, and proximity to commencing Phase III clinical trials. The probability of success assumed for Hepavir B™ was 21.5% to reflect its Phase I stage of development. Morgan Stanley discounted the probability adjusted cash flows for each of the components at a range of discount rates from 15.0% to 18.0% through 2016, and utilized a 3.0x forward sales terminal multiple in 2016 for the projected cash flows of Viramidine™ and Hepavir B™ with no terminal value for the ribavirin royalty stream. This analysis resulted in a range of values per share of the Ribapharm Common Stock of $5.59 to $7.94.

Morgan Stanley also performed a sum-of-the-parts valuation analysis on the Ribapharm Upside Case and the Ribapharm Downside Case. Projected net income for the Ribapharm Upside Case and Downside Case for the sum-of-the-parts analysis were as follows:

Sum-of-the-Parts Net Income

	2003E	2004E	2005E	2006E	2007E	2008E
	($ in millions)
Net Income—Upside Case	107.7	54.5	33.7	360.2	411.7	637.7
Net Income—Downside Case	107.7	39.5	48.0	52.0	63.8	68.3

This sum-of-the-parts analysis resulted in a range of values per share of the Ribapharm Common Stock of $7.43 to $11.50 for the Ribapharm Upside Case and a range of values per share of the Ribapharm Common Stock of $2.46 to $2.85 for the Ribapharm Downside Case.

Morgan Stanley noted that the sum-of-the-parts valuation analysis does not ascribe any value to the Company’s pre-clinical and early stage efforts pipeline.

Discounted Cash Flow: Going-Concern Valuation Analysis

Morgan Stanley performed a discounted cash flow valuation analysis for Ribapharm as of June 30, 2003 through 2012 as a going-concern (“going-concern analysis”) based on the Ribapharm Base Case financial forecasts and estimates provided by Ribapharm’s management, and reviewed with the Ribapharm Board and certain consultants to the Company. Relative to the sum-of-the-parts analysis, Ribapharm management made additional assumptions regarding incremental costs of goods sold, research and development and selling, general and administrative expenses to reflect development and commercialization of as-yet-unidentified products based on opportunities arising out of Ribapharm’s libraries of molecules, and a long-term cost structure comparable to other profitable biotechnology companies. Morgan Stanley computed a terminal value in 2012 to reflect Ribapharm’s franchise value beyond 2012. Projected net income for the going-concern analysis was as follows:

Going-Concern Net Income

	2003E	2004E	2005E	2006E	2007E	2008E
	($ in millions)
Net Income—Base Case	79.4	20.3	26.7	5.3	170.5	275.8

In conducting the going-concern analysis, Morgan Stanley utilized a range of discount rates from 27.0% to 33.0% and a range of forward terminal net income multiples of 2013 earnings per share from 18.0x to 22.0x. This analysis resulted in a range of values per share of the Ribapharm Common Stock of $7.09 to $11.87.

Morgan Stanley also performed a going-concern analysis on the Ribapharm Upside Case and Ribapharm Downside Case. Projected net incomes for the Ribapharm Upside Case and Ribapharm Downside Case for the going-concern analysis were as follows:

Going-Concern Net Income

	2003E	2004E	2005E	2006E	2007E	2008E
	($ in millions)
Net Income—Upside Case	79.4	30.2	17.3	262.8	333.8	479.0
Net Income—Downside Case	79.4	20.3	26.7	39.3	63.9	82.8

The Ribapharm Upside Case valuation analysis utilized a range of discount rates from 27.0% to 33.0% and a range of terminal forward multiples of 2013 earnings per share from 18.0x to 22.0x. This analysis resulted in a range of values per share of the Ribapharm Common Stock of $10.71 to $17.60 for the Ribapharm Upside Case. The Ribapharm Downside Case valuation analysis utilized discount rates from 15.0% to 19.0% and a range of terminal forward sales multiples of 2013 revenue from 2.5x to 4.5x. This analysis resulted in a range of values per share of the Ribapharm Common Stock of $1.32 to $1.60.

Morgan Stanley noted that the going-concern valuation analysis does ascribe value to the Company’s libraries of drug prospects, clinical development expertise, biometrics expertise, scientific and management team by applying a terminal multiple comparable to other biotechnology companies’ trading multiples to forward net income in 2012.

Hepatitis C Market Size Assumptions and Sensitivity Analysis

Ribapharm management and Morgan Stanley utilized the publicly-available equity research report published by Morgan Stanley dated November 15, 2002, for its assumptions regarding the size of the Hepatitis C market in the United States, Western Europe and Japan and the projected growth of such markets from 2003 through 2012. These Hepatitis C market size and growth assumptions were the basis for the financial projections contained within each of the Ribapharm Base Case, Ribapharm Upside Case and Ribapharm Downside Case. In addition, Morgan Stanley performed a sensitivity analysis regarding such growth rates.

Morgan Stanley performed a sensitivity analysis of each of the Ribapharm Base Case, Ribapharm Upside Case and Ribapharm Downside Case, for each of the sum-of-the-parts analysis and the going-concern analysis, utilizing the Hepatitis C market size assumptions described by ICN in ICN’s Schedule TO filing dated June 10, 2003. Morgan Stanley noted, that for the Ribapharm Base Case, this analysis resulted in a range of values per share of the Ribapharm Common Stock of $4.43 to $6.08 for the sum-of-the-parts analysis, and resulted in a range of values per share of the Ribapharm Common Stock of $5.51 to $9.17 for the going-concern analysis. In addition, Morgan Stanley noted, that for the Ribapharm Upside Case, this analysis resulted in a range of values per share of the Ribapharm Common Stock of $5.81 to $8.51 for the sum-of-the-parts analysis, and resulted in a range of values per share of the Ribapharm Common Stock of $8.30 to $13.52 for the going-concern analysis. In addition, Morgan Stanley noted, that for the Ribapharm Downside Case, this sensitivity analysis resulted in a range of values per share of the Ribapharm Common Stock of $1.92 to $2.22 for the sum-of-the-parts analysis, and resulted in a range of values per share of the Ribapharm Common Stock of $1.03 to $1.20 for the going-concern analysis.

Value of Convertible Debt

Ribapharm is jointly and severally liable with ICN for approximately $465MM of Convertible Subordinated Notes (the “Notes”), and under an inter-creditor agreement, ICN is required to reimburse the Company for any payment by the Company of principal or interest under the Notes. Based on ICN’s credit rating, and historical default and recovery rates as reported by Moody’s Investor Service for similarly rated companies, Morgan Stanley estimated a range of probabilities of ICN defaulting on the Notes from 20% to 30%, and estimated a range of recovery rates of $15 to $30 per $100 of face value of the Notes. Based on these assumptions, Morgan Stanley estimated a range of the economic cost of the Notes to Ribapharm of $79MM to $98MM. These estimates of the economic cost of the Company’s contingent liability for the Notes are reflected in Morgan Stanley’s valuation of the Ribapharm Common Stock.

Precedent Premiums Paid

Morgan Stanley reviewed and compared 28 precedent transactions involving the acquisition of all outstanding shares of a target company by their respective majority or controlling stockholders and 17 biotechnology acquisitions and calculated the premiums paid in these transactions based on the transaction price compared to the unaffected share price one day prior to public announcement. The results of this analysis were as summarized below:

	Premium Paid
Selected Minority Squeeze-Out Transactions	Low	High
Premium to Unaffected Price 1-Day Prior	2%	140%
Mean—Premium to Unaffected Price 1-Day Prior	N/A	33%
Median—Premium to Unaffected Price 1-Day Prior	N/A	26%

	Premium Paid
Selected Biotechnology Acquisitions	Low	High
Premium to Unaffected Price 1-Day Prior	6%	82%
Mean—Premium to Unaffected Price 1-Day Prior	N/A	36%
Median—Premium to Unaffected Price 1-Day Prior	N/A	34%

Based on the analysis of precedent transactions, Morgan Stanley applied a range of premiums from 20% to 40% to the Ribapharm Common Stock price on May 30, 2003, the day prior to announcement of the Offer, and derived a range of values per share of the Ribapharm Common Stock of $6.10 to $7.11. Morgan Stanley noted that none of the precedent transactions was exactly comparable to Ribapharm and the Offer, and that the range of premiums paid in the selected precedent transactions was broad.

Ability to Pay Analysis

Based on the Ribapharm Base Case, and projected net income and earnings per share for ICN as described in the Schedule TO, Morgan Stanley examined the projected impact to ICN’s earnings per share from the transaction. Morgan Stanley noted that, without synergies, at the Offer Price of $5.60 per share, the transaction is projected to be 19.6% accretive to ICN’s earnings per share in 2003, and 4.8% accretive to ICN’s earnings per share in 2004, assuming the transaction occurred on December 31, 2002. Morgan Stanley also noted that ICN forecasted $25 million of pre-tax synergies in 2004 in its Schedule TO filing dated June 10, 2003. Assuming $25MM in pre-tax synergies, Morgan Stanley noted that at the Offer Price, the transaction would be 36.7% accretive to ICN’s earnings in 2004. Morgan Stanley also examined the effect of the transaction on certain of ICN’s credit ratios, including Net Debt/EBITDA, Total Debt/EBITDA, EBITDA/Interest Expense and Free Cash Flow/Total Debt. Based on this analysis, Morgan Stanley noted that ICN could fund the Offer entirely with cash on hand, and ICN’s credit ratios would not be materially affected by consummation of the Offer.

The preparation of an inadequacy opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Morgan Stanley believes that the summary provided and the analyses described above must be considered as a whole and that selecting portions of these analyses, without considering all of the analyses, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described above should therefore not be taken to be Morgan Stanley’s view of the actual value of Ribapharm.

In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Ribapharm’s control. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by these estimates. The analyses performed were prepared solely as a part of Morgan Stanley’s analysis of the inadequacy of the consideration to be received by the holders of the Ribapharm Common Stock, from a financial point of view pursuant to the Offer, other than ICN and its affiliates, and were conducted in connection with the delivery by Morgan Stanley of its opinion dated July 20, 2003 to the Ribapharm Board. Morgan Stanley’s analyses do not purport to be appraisals or to reflect the prices at which shares of the Ribapharm Common Stock will trade following the announcement or consummation of the proposed transaction.

Morgan Stanley’s opinion was one of a number of factors taken into consideration by the Ribapharm Board in making its determination to not approve or recommend the Offer. The analyses of Morgan Stanley summarized above should not be viewed as determinative of the opinion of the Ribapharm Board with respect to the value of Ribapharm or ICN or of whether the Ribapharm Board would have been willing to agree to other forms of consideration or whether any given consideration constituted or may constitute appropriate consideration for the Offer.

Special Note Regarding Financial Projections

THE COMPANY DOES NOT, AS A MATTER OF COURSE, MAKE PROJECTIONS OF FUTURE FINANCIAL DATA. FINANCIAL PROJECTIONS USED BY MORGAN STANLEY WERE BASED ON FINANCIAL PROJECTIONS DEVELOPED BY MANAGEMENT FOR THE PURPOSE OF EVALUATING ICN’S OFFER AND WERE NOT PREPARED FOR ANY OTHER PURPOSE. SUCH PROJECTIONS WERE NOT PREPARED WITH A VIEW TOWARD COMPLIANCE WITH PUBLISHED GUIDELINES OF THE SEC OR THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING FORECASTS OR PROJECTIONS. FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND UNDUE RELIANCE SHOULD NOT BE PLACED ON SUCH STATEMENTS, ESPECIALLY PROJECTIONS WITH RESPECT TO PERIODS BEYOND 2003 AND 2004. THE PROJECTIONS ARE BASED ON CURRENT INFORMATION AND ASSUMPTIONS AND REPRESENT MANAGEMENT’S BEST JUDGMENT AT THE PRESENT TIME, AND ARE FORWARD-LOOKING STATEMENTS. AS SUCH, THE PROJECTIONS INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL OUTCOMES AND RESULTS TO DIFFER MATERIALLY FROM SUCH EXPECTATIONS. THE FOLLOWING FACTORS, AMONG OTHER THINGS, COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS: A LOSS OF OR DECREASE IN REVENUES FROM OUR LICENSE AGREEMENT WITH SCHERING-PLOUGH; ADVERSE CHANGES IN THE COMPANY’S RELATIONSHIP WITH OUR MAJORITY STOCKHOLDER, ICN; THE RISK OF POTENTIAL CLAIMS AGAINST CERTAIN OF THE COMPANY’S RESEARCH COMPOUNDS; THE COMPANY’S ABILITY TO SUCCESSFULLY DEVELOP AND COMMERCIALIZE FUTURE PRODUCTS; THE LIMITED PROTECTION AFFORDED BY THE PATENTS RELATING TO RIBAVIRIN, AND POSSIBLY ON FUTURE DRUGS, TECHNIQUES, PROCESSES OR PRODUCTS THE COMPANY MAY DEVELOP OR ACQUIRE; THE RESULTS OF LAWSUITS OR THE OUTCOME OF INVESTIGATIONS PENDING AGAINST ICN AND THE COMPANY; THE COMPANY’S POTENTIAL PRODUCT LIABILITY EXPOSURE AND LACK OF ANY INSURANCE COVERAGE THEREOF; GOVERNMENT REGULATION OF THE PHARMACEUTICAL INDUSTRY (INCLUDING REVIEW AND APPROVAL FOR NEW PHARMACEUTICAL PRODUCTS BY THE FDA IN THE UNITED STATES AND COMPARABLE AGENCIES IN OTHER COUNTRIES); DISRUPTION TO THE COMPANY’S BUSINESS CAUSED BY ICN’S PENDING TENDER OFFER; THE OUTCOME OF LITIGATION REGARDING ICN’S UNSOLICITED TENDER OFFER AND RIBAPHARM’S STOCKHOLDER RIGHTS PLAN; THE EFFECTS OF INCREASED COMPETITION; AND THE ABILITY TO ATTRACT AND RETAIN QUALIFIED PERSONNEL. FOR A DETAILED DISCUSSION OF THESE AND OTHER FACTORS THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS, PLEASE REFER TO THE COMPANY’S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING ESPECIALLY THE COMPANY’S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2002. UNLESS REQUIRED BY LAW, THE COMPANY UNDERTAKES NO OBLIGATION AND DOES NOT INTEND TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS OR PROJECTIONS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

ITEM 9.    EXHIBITS

Item 9 is hereby amended and supplemented by adding the following thereto:

(a) (3)    Letter to Stockholders, dated July 3, 2003, regarding summary of Rights Plan.

(a) (4)    Summary of Rights to Purchase Preferred Shares.

(a) (5)    Press Release, dated July 21, 2003.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RIBAPHARM INC.

By:	/s/ DANIEL J. PARACKA

Name: Daniel J. Paracka Title: Chairman of the Board of Directors

Dated: July 21, 2003

ANNEX C

[MORGAN STANLEY LOGO]

20 July 2003

Board of Directors

Ribapharm Inc.

3300 Highland

Irvine, CA 92626

Members of the Board:

We understand that on June 10, 2003, ICN Pharmaceuticals, Inc. (“Bidder”), commenced an offer to purchase, through Rx Acquisition Corporation, a wholly owned subsidiary of Bidder (“Rx Corp”), all the outstanding shares of common stock (the “Shares”), par value $.01 per share, of Ribapharm Inc. (the “Company”), not owned by Bidder or its subsidiaries, at a purchase price of $5.60 per Share, net to the seller in cash, upon the terms and conditions set forth in the Offer to Purchase dated June 10, 2003, as amended (the “Offer to Purchase”) and the related Letter of Transmittal (which together constitute the “Bidder Offer”). The Bidder Offer is subject to, among other things, there being validly tendered and not withdrawn a number of Shares which will constitute at least a majority of the outstanding shares as of the date the Shares are accepted for payment pursuant to the Bidder Offer, excluding, in each case, the shares beneficially owned by Bidder and certain affiliates of Bidder. The terms and conditions of the Bidder Offer are more fully set forth in the Schedule TO (the “Schedule TO”) filed by Bidder with Securities and Exchange Commission on June 10, 2003, as amended. We understand that as of June 10, 2003, Bidder owns approximately 80.1% of the outstanding Shares.

You have asked for our opinion as to whether the consideration to be received by the holders of the Shares pursuant to the Bidder Offer is adequate from a financial point of view to the holders of such Shares (other than the Bidder and its affiliates).

For purposes of the opinion set forth herein, we have:

(i)	reviewed certain publicly available financial statements and other information of the Company and Bidder;

(ii)	reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

(iii)	reviewed certain financial projections of the management of the Company, and discussed such projections with senior executives of and certain consultants to the Company, and the Board of Directors of the Company;

(iv)	discussed the past and current operations and financial condition and the prospects of the Company including, among other things, certain regulatory and litigation issues, with senior executives of the Company, and the Board of Directors of the Company;

(v)	reviewed the pro forma impact of the Bidder Offer on the Bidder’s earnings per share;

(vi)	reviewed the reported prices and trading activity for the Shares, and the reported prices and trading activity for the common stock, par value $.01 per share, of Bidder (the “Bidder Shares”);

(vii)	compared the financial performance of the Company and Bidder and the Shares and the Bidder Shares with that of certain other comparable publicly-traded companies and their securities;

Board of Directors

Ribapharm Inc.

20 July 2003

(viii)	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition and minority squeeze-out transactions;

(ix)	performed a discounted cash flow analysis on the Company based on financial projections of the Company;

(x)	participated in discussions with the senior management of the Company, the senior management of Bidder and Bidder’s financial advisors;

(xi)	reviewed the Offer to Purchase, the Schedule TO, and the Solicitation/Recommendation Statement on Schedule 14D-9 and certain related documents, each as amended as of July 20, 2003, and the draft Amendment No. 6 to the Solicitation/Recommendation statement on Schedule 14D-9 dated July 20, 2003; and

(xii)	performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to us by or on behalf of the Company for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have also relied upon, without independent verification, the assessment of the management of the Company of the Company’s technologies, products and intellectual property and the validity of, and risks associated with, the Company’s existing and future technologies, products and intellectual property, including the timing and scope of any associated risks or benefits. We have not made any independent valuation or appraisal of the assets, liabilities, technologies or intellectual property of the Company, nor have we been furnished with any such appraisals. In addition, we are not regulatory or legal experts and have instead relied on the assessment of regulatory and legal advisors to the Company in connection with such issues. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof.

Furthermore, our opinion does not address the relative merits of the Bidder Offer as compared to any alternative business transactions, or other alternatives, whether or not such alternatives could be achieved. Further, in arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any other party with respect to any alternative business transactions or other alternatives involving the Company.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Bidder Offer and will receive a fee for our services. In the ordinary course of our trading, brokerage, investment banking, asset management, financing and principal investing activities, Morgan Stanley & Co. Incorporated (“Morgan Stanley”) and

C-2

Board of Directors

Ribapharm Inc.

20 July 2003

its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity securities or senior loans of the Company or Bidder or their respective affiliates. In addition, Morgan Stanley and its affiliates may in the future seek to provide financial advisory or financing services to the Company or Bidder.

It is understood that this letter is for the information of the Board of Directors of the Company and does not constitute a recommendation to any holder of the Shares as to whether or not such holder should tender its Shares pursuant to the Bidder Offer, or with respect to how such holder should vote or act on any matter relating to the Bidder Offer. This letter may not be used for any other purpose without our prior written consent; provided, however, that we hereby consent to the inclusion of this opinion in its entirety as an Annex to the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by the Company with the Securities and Exchange Commission with respect to the Bidder Offer.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by holders of the Shares pursuant to the Bidder Offer is inadequate from a financial point of view to such holders (other than the Bidder and its affiliates).

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Ian C.T. Pereira

Ian C.T. Pereira
Managing Director

C-3